     As filed with the Securities and Exchange Commission on March 7, 2003


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549

                               -----------------

                                AMENDMENT NO. 4

                                      TO
                                   FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                      OR
[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended
                                      OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from        to

                    Commission file number

                               -----------------
                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
            (Exact name of Registrant as specified in its charter)
                                Not Applicable
                (Translation of Registrant's Name into English)
                                    Canada
                (Jurisdiction of incorporation or organization)
                         4211 Yonge Street, Suite 300
                       Toronto, Ontario M2P 2A9, Canada
                   (Address of principal executive offices)

                               -----------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class Name of each exchange on which to be registered
      ------------------- -----------------------------------------------
         Common Shares              The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     None.

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                     None.

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                     Yes [_]  No [_]  Not applicable [X].
   Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [_]  Item 18 [X]
   (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
   Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                Yes [_]  No [_]

================================================================================

   This Amendment No. 4 to Form 20-F is being filed solely to include revised copies of Exhibits 4.8 and 4.9 as part of Item 19, which copies have been revised pursuant to a request for confidential treatment submitted by the Corporation.


ITEM 19.  Exhibits.


 1.1+ Articles of Amalgamation of the Corporation

 1.2+ By-laws of the Corporation

4.1*+ Supply Agreement by and between the Registrant and Diagnostic Chemicals Limited dated June 19,
      2001

4.2*+ Cholesterol 1,2,3--Skin Cholesterol Measurement System--Product Development, Manufacturing
      and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14,
      1999

 4.3+ Employment Agreement by and between the Registrant and Ronald Hosking dated Feb. 4, 1998

 4.4+ Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001

 4.5+ Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001

 4.6+ Lease Agreement by and among the Registrant, 448048 Ontario Inc. and First United Real Estate
      Investors, Inc. dated May 1, 2000

4.7*+ Research and Development and Use of Space Agreement by and between McMaster University and the Registrant dated October 31, 2000.

4.8*  License, Development and Supply Agreement between McNeil PDI Inc. and the Registrant dated
      May 9, 2002

4.9*  Amendment to License, Development and Supply Agreement by and between McNeil PDI Inc. and the Registrant dated December 20, 2002

23.1  Consent of Ernst & Young LLP.

 *    Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule
      24b-2 of the Securities Exchange Act of 1934, as amended.

 +    Previously filed.

                                   SIGNATURE


   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                             IMI INTERNATIONAL MEDICAL
                                             INNOVATIONS INC.

                                                       /s/  RONALD HOSKING
                                                  -----------------------------
                                             By:         Ronald Hosking
                                             Its:  Vice President, Finance and
                                                     Chief Financial Officer



Date: March 7, 2003